Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2009

Mr. James H. Brennan
Commonwealth Biotechnologies, Inc.
Vice President Financial Operations
601 Biotech Drive
Richmond, Virginia 23235

>   **Re: Commonwealth Biotechnologies, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed February 24, 2009**
>   **File No. 000-06334**

Dear Mr. Brennan:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant